K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

February 2, 2018

VIA EDGAR

Ms. Alison T. White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Ms. White:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received orally on November 29, 2017 regarding the Trust’s Post-Effective Amendment No. 67 (PEA No. 67), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 18, 2017 for the purpose of registering shares of the Cambria Covered Call Strategy ETF (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: Please either confirm that the Fund, as an actively managed Fund, will receive a 19b-4 order from the SEC’s Division of Trading and Markets prior to filing an effective registration statement for such actively managed Fund or a 19b-4 order is not required.

Response: Although the Fund is actively managed, the Trust and NYSE Arca, Inc., the Fund’s listing exchange, believe that the Fund meets the listing exchange’s generic listing standards for active ETFs and does not need to receive a 19b-4 order from the SEC’s Division of Trading and Markets.

2.	Comment: Please delete the words “income and” from the Fund’s investment objective because option premiums result in short-term capital gains, not income.

Response: We have made the requested change.

February 2, 2018

3.	Comment: Please provide the Staff with the details of the Fund’s fee table and expense examples via correspondence before the Fund’s registration statement goes effective.

Response: The Fund’s completed fee table and expense examples are set forth below:

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee	0.85%
Distribution and/or Service (12b-1) fees	0.00%
Other Expenses*	0.00%
Acquired Fund Fees and Expenses*	0.29%
Total Annual Fund Operating Expenses*	1.14%

*   Based on estimated amounts for the current fiscal year.

EXAMPLE

One Year:	Three Years:
$116	$362

4.	Comment: Please confirm that the Fund, which operates as a fund of funds, will add a line item to its fee table to reflect the Fund’s acquired fund fees and expenses (AFFE).

Response: Confirmed. We have added a line item to the Fund’s fee table to reflect its AFFE.

5.	Comment: The Staff notes that the Fund’s principal investment strategy refers to “inverse exposure” in the opening paragraph. Please add disclosure to explain what this means.

Response: We have deleted the reference to “inverse exposure” from this paragraph.

6.	Comment: For consistency and clarity, please add bullets for exchange-traded currency trusts and closed-end funds.

Response: We have deleted each reference to exchange-traded currency trusts and closed-end funds from the Fund’s Prospectus.

7.

Comment: Please confirm that all of the Fund’s Underlying Vehicles are options-eligible. If not, please revise the disclosure to explain how the Fund implements its strategy with respect to Underlying Vehicles that are not options-eligible.

Response: Confirmed. Each Underlying Vehicle is options-eligible.

February 2, 2018

8.

Comment: The Staff notes that the Fund’s principal investment strategy states that “[t]he Fund seeks to preserve and grow capital by producing absolute returns with reduced volatility and manageable risk and drawdowns.” Please revise the disclosure to clarify what is meant by “drawdowns.”

Response: A drawdown refers to a decline in an investment or fund. The Fund seeks to preserve and grow capital, in part, through its covered call strategy, which is designed to help the Fund mitigate the impact of drawdowns. We have deleted the reference to “drawdowns,” however, as we believe this concept is sufficiently captured by the Fund’s principal investment strategy to preserve and grow capital through reduced volatility.

9.

Comment: The Staff notes that the Fund’s Underlying Vehicles span all the major world asset classes, including real estate, but the Fund’s principal investment strategy does not mention REITs. REIT Risk, however, is included as one of the Fund’s principal risks. Accordingly, please include REITs in the Fund’s principal investment strategy or revise the Principal Risks section, as needed.

Response: We have added a reference to REITs in the Fund’s principal investment strategy.

10.

Comment: The Staff notes that “the Fund may invest up to 20% of its net assets directly in other securities and financial instruments, as well as cash and cash equivalents.” Please specify the types of other securities and financial instruments in which the Fund may invest directly.

Response: We have revised the sentence as follows: “The Fund may also invest directly in other securities and financial instruments similar to those held by the Underlying Vehicles, including cash and cash equivalents.”

11.	Comment: The Staff notes that the Fund expects to “rebalance to target allocations on a quarterly basis.” If the target allocations are known, please disclose them.

Response: Quarterly target allocations are established by Cambria in response to economic conditions and market factors. Accordingly, the Fund is unable to disclose the quarterly target allocations; however, the Fund has revised its disclosure to note that the target allocations are “established by Cambria in response to market conditions.”

12.

Comment: The Staff notes that Cash Redemption Risk is included as one of the Fund’s principal risks. Please confirm that the Fund’s use of cash will be done in accordance with the Fund’s exemptive relief.

Response: Confirmed. Purchases and redemptions of Creation Units of Fund Shares may be done in whole, or in part, on a cash basis, rather than in kind, solely under the circumstances set forth in the Fund’s exemptive order.

13.

Comment: The Staff notes that Commodity Investing Risk is included as one of the Fund’s principal risks. Please clarify in the disclosure whether the Fund’s Underlying Vehicles invest in commodities, commodity-related companies, or both.

Response: We have revised the disclosure to clarify that the Fund may invest in commodity-related companies, commodity futures and physical commodities through the Underlying Vehicles.

February 2, 2018

14.	Comment: The Staff notes that Emerging Markets Risk is included as one of the Fund’s principal risks. Please disclose how the Adviser determines whether a market is emerging.

Response: The Fund, which is not obligated to invest in emerging market securities, has revised its Emerging Markets Risk disclosure to include a general definition of emerging market countries, but does not make such a determination on the investments of Underlying Vehicles in emerging market countries.

15.	Comment: Please confirm that the portfolio manager description of David Pursell covers at least the last five years of his business experience.

Response: Confirmed. We have revised the description of David Pursell to clarify that it covers over 5 years of his most recent business experience.

SAI

16.

Comment: Please confirm that the Fund, as a fund of funds, will look through its Underlying Vehicles to their underlying holdings when applying the Fund’s concentration policy to the extent possible. Please revise, as necessary, the explanatory disclosure following the Fundamental Policies listed under the section titled “Investment Policies and Restrictions.” Please note that Section 48(a) of the 1940 Act prevents a fund from doing indirectly that which such fund cannot do directly.

Response: Confirmed; however, we respectfully decline to revise the explanatory disclosure that accompanies the Fund’s concentration policy at this time. We will re-evaluate the inclusion of such an explanatory note during the Trust’s annual update, which includes other Cambria ETFs that also operate as funds of funds.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: W. John McGuire, Esq.